Exhibit I

Capital Product Partners L.P. Announces the Successful Delivery of the LNG Carrier ‘Asterix I’

February 21, 2023

ATHENS, GREECE, February 21, 2023 (GLOBE NEWSWIRE) — Capital Product Partners L.P. (NASDAQ:CPLP), an international owner of ocean going vessels, today announced the successful delivery of the LNG carrier (“LNG/C”) ‘Asterix I’.

The vessel was delivered on February 17, 2023 and has started her seven year employment with Hartree Partners Power & Gas Company (UK) Limited, who maintain an option to extend by an additional two years.

The vessel acquisition was financed through a combination of a $12.0 million cash deposit advanced to Capital Maritime & Trading Corp. (the “Seller”) in 2022, $184.0 million of debt drawn under a sale and leaseback transaction with CMB Financial Leasing (“CMBFL”) and $34.0 million of cash at hand. The CMBFL lease has quarterly principal repayments of $2.2 million, a tenor of ten years and the option to repurchase the vessel at a predetermined price after the first anniversary of the arrangement, together with a purchase option of $96.5 million at the expiration of the lease in February 2033.

Asterix I is the seventh latest generation LNG/C of the Partnership and the third vessel the Partnership takes delivery under an agreement to acquire one 174,000 cbm latest generation X-DF LNG/C and three 13,312 TEU hybrid scrubber-fitted Tier III and Phase III, dual fuel ready eco container sister vessels from the Seller, announced on June 7, 2022.

About Capital Product Partners L.P.

Capital Product Partners L.P. (NASDAQ: CPLP), a Marshall Islands master limited partnership, is an international owner of ocean-going vessels. CPLP currently owns 22 vessels, including seven latest generation LNG carriers, eleven Neo-Panamax container vessels, three Panamax container vessels and one Capesize bulk carrier. This excludes one 13,312 TEU container vessel that CPLP has agreed to acquire and is expected to be delivered in the second quarter of 2023.

For more information about the Partnership, please visit: www.capitalpplp.com.

Forward-Looking Statements

The statements in this press release that are not historical facts may be forward-looking statements (as such term is defined in Section 21E of the Securities Exchange Act of 1934, as amended). These forward-looking statements involve risks and uncertainties that could cause the stated or forecasted results to be materially different from those anticipated. Unless required by law, we expressly disclaim any obligation to update or revise any of these forward-looking statements, whether because of future events, new information, a change in our views or expectations, to conform them to actual results or otherwise. We assume no responsibility for the accuracy and completeness of the forward-looking statements. We make no prediction or statement about the performance of our common units.

CPLP-F

Contact Details:

Capital GP L.L.C.

Jerry Kalogiratos

CEO

Tel. +30 (210) 4584 950

E-mail: j.kalogiratos@capitalpplp.com

Capital GP L.L.C.

Nikos Kalapotharakos

CFO

Tel. +30 (210) 4584 950

E-mail: n.kalapotharakos@capitalmaritime.com

Investor Relations / Media

Nicolas Bornozis

Capital Link, Inc. (New York)

Tel. +1-212-661-7566

E-mail: cplp@capitallink.com

Source: Capital Product Partners L.P.

2